SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558118/0001-65    NIRE 31.300.025.357
Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,
HELD ON AUGUST 05, 2009.

1. DATE, TIME AND PLACE: August 05, 2009, at 11:00 a.m., exceptionally, on Av. Roque Petroni Júnior, 1464, 6º andar, Morumbi, São Paulo – SP, upon calling pursuant to the Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Articles of Incorporation.

4.  AGENDA AND RESOLUTION: approval of the substitution of the current Human Resources Officer, Mr. Marcus Roger Meireles Martins da Costa, elected at the meeting of the Board of Directors held on March 20, 2006; Mr. Roberto Oliveira de Lima, Brazilian, married, business manager, bearer of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi,– CEP 04707-000, was elected to occupy the vacant office. It is herein recorded that the officer now elected will occupy the office until the end of the current term of office, that is, until April 03, 2011, concomitantly with the office of Chief Executive Officer, and that he declares not to have been convicted of any crime set forth in the Law which might prevent him from exercising business activities.

As a result of the above referred resolution, the Board of Executive Officers of the Company shall hereinafter be made up by the following members:
Roberto Oliveira de Lima – Chief Executive Officer and Human Resources Officer
Ernesto Daniel Gardelliano – Chief Financial Officer, also performing the duties of Investor Relations Officers.

The Directors thank for the commitment, professional ability and dedication shown by Mr. Marcus Roger Meireles Martins da Costa, who now leaves his office, and wish him success.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, which were read, being transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López –Chairman of the Board of Driectors and Chairman of the Meeting; Shakhaf Wine –Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo –Director (represented by Shakhaf Wine); Rui Manuel de M. D´Espiney Patrício –Conselheiro; Félix Pablo Ivorra Cano –Director; Ignácio Aller Mallo -Director (represented by Luis Miguel Gilpérez López); Carlos Manuel M. Fidalgo M. da Cruz –Director (represented by Shakhaf Wine); José Guimarães Monforte –Director; Antonio Gonçalves de Oliveira –Director; Marcelo Santos Barbosa –Director, and Breno Rodrigo Pacheco de Oliveira –Secretary.

I hereby certify that this is faithful copy of the Minutes of the Special Meeting of the Board of Directors, held on August 05, 2009, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretário – OAB/RS n° 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.